SIGNAL ADVANCE, INC.
2520 County Road 81
Rosharon, Texas  77583


July 26, 2013


Amended Confidential Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


    The registrant (Signal Advance, Inc.) is submitting responses to the SEC communication (dated July 26, 2013) resulting from your examination of Amendment No. 3 to the Confidential Draft Registration Statement on Form S-1, submitted July 17, 2013, as indentified below:

    Signal Advance, Inc.
    Amendment No. 3 to Confidential Draft Registration Statement on Form S-1 Submitted July 17, 2013
    CIK No. 0001545061

This communication included four (4) comments to which responses have been embedded hereinbelow.


Statement of Cash Flow, page 61

1. We note the statement of cash flow for the period ended June 30, 2013 shows $1,000,000 for capital investment that relates to intellectual property expenses as shown on your statements of income and expense for the period ended June 30, 2013. Capital investment appears to be a non-cash item which should be presented under operating activities as an adjustment to reconcile net income to cash provided by operations. Further, it is not a supplemental disclosure. Please revise this statement accordingly.


Response: Please find below a revised statement of cash flow for the interim six month periods ended June 30, 2013 and 2012. The entire financial statement and associated notes for the six month interim periods ended June 30, 2013, 2012 are included in exhibit A.

                             Signal Advance, Inc.
                            Statement of Cash Flow
              Interim Six Month Periods Ended June 30, 2013, 2012
                                 (Unaudited)
                                                  Jan-Jun '13      Jan-Jun '12
                                                 -------------    -------------
  OPERATING ACTIVITIES

    Net Income                                    $(1,088,698)     $   (95,753)

    Adjustments to reconcile Net Income
     to net cash provided by operations:

      Depreciation                                      1,330            2,646
      Non-Cash Expenses
        Intellectual property assigned              1,000,000
          in exchange for equity
        Services rendered in exchange                  55,000           44,500
          for equity
                                                 -------------    -------------
  Net cash provided by Operating Activities       $   (32,368)     $  (168,607)

  INVESTING ACTIVITIES

    Fixed Assets (Cost/Basis)                          (1,557)            (453)
    Long-Term Investments                                   0              (69)
                                                 -------------    -------------
  Net cash provided by Investing Activities       $    (1,557)     $      (522)

  FINANCING ACTIVITIES

    Capital Investment (Sale of Common Stock)               0           58,250
    Short Term Loans                                   50,033            3,012
    Trade Payable                                           0         (120,000)
    Conversion of Trade Payable to Equity                   0          120,000
                                                 -------------    -------------
  Net cash provided by Financing Activities       $    50,033      $    61,262

  Net cash increase (decrease) for period              16,109           12,132

  Cash at beginning of period                           8,110           12,918
                                                 -------------    -------------
Cash at end of period                             $    24,219      $    25,050
                                                 =============    =============

Supplemental Disclosures
  Interest Expense                                      4,326            1,392
  Non-Cash Investment
    Conversion of trade payable to equity:                  0          120,000



              See Accompanying Notes and Accountant's Report               F 18

Results of Operations, page 71

Expenses, page 71

2. Please provide a discussion of material changes in your results of operations between the interim periods presented. In this regard, we note the $1,020,333 intellectual property expense for the period June 30, 2013. Refer to Item 303(b)(2) of Regulation S-K and our prior comment 23 in our letter dated December 20, 2012.


Response: The following "Expenses" discussion, revised as provided below to explain the significant change in the intellectual property expenses in the interim six month period ended June 30, 2013. These revisions will included in the subsequent amendment to our confidential draft registration statement on Form S-1.


Expenses:

Expenses are classified into the following four broad categories: Depreciation, Intellectual Property Protection, Professional Services, Research and Develop-ment and Selling, General and Administrative. SAI has engaged consultants to accomplish its goals over the last two years. Given sufficient capital, the majority of these consultants have expressed interest in working full-time for the Company. Professional Services includes expenses for legal, accounting, transfer agent and director's fees. The increase seen in expenses during the interim six month period ended June 30, 2013 and year ended December 31, 2012 for Professional Services reflect expenses related to the preparation to become registered and reporting with the Securities and Exchange Commission as well as intellectual property (IP) protection. Further, $1,000,000 in equity was paid to the Company's President (Signal Advance IP inventor) per the terms of the IP assignment agreement following the achievement of the "Notice of Allowability" milestone. Research and Development expenses reflect the Company's on-going efforts related to in scientific, technical and commercial validation. Expenses for the interim six month period ending June 30, 2013 and fiscal years ending December 31, 2012 and 2011, were as follows:


Exhibit 23.1

3. We note that the amended Form S-1 filed on July 17, 2013 does not include a dated consent of your independent accountants. To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.


Response: A typographical error was discovered in Exhibit 23.1 wherein a portion of the date was inadvertently omitted. Currently dated and signed consents from our independent auditor will be included with the subsequent amendment to the registration statement.

Signatures

4. Please ensure that your chief financial officer and your chief accounting officer or controller have signed your registration statement as required by the instructions to Form S-1.

Response: To ensure that the Company's chief financial officer and chief accounting officer or controller have signed the registration statement as required by the instructions to Form S-1, on the signature page (87), the content provided under "Title", for Chris M. Hymel, will be revised to read as follows:

              Chairman of the Board of Directors,
              President and Treasurer (Principal
              Executive, Financial and Accounting
              Officer)


With regards,

/s/ Chris M. Hymel
Chris M. Hymel

713 510 7445 (Office)
832 646 5564 (Cell)
chymel@signaladvance.com

EXHIBIT A:

                             SIGNAL ADVANCE, INC.

             FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
                                 (Unaudited)

           Interim Six Month Periods Ended June 30, 2013 and 2012



TABLE OF CONTENTS

                                                                     Page No.

ACCOUNTANT'S REPORT....................................................F 15

FINANCIAL STATEMENTS

  Balance Sheet........................................................F 16

  Statements of Income and Retained Earnings (Accumulated Deficit).....F 17

  Statement of Cash Flows..............................................F 18

  Statement of Changes in Shareholders' Equity.........................F 19

  Notes to Financial Statements.....................................F 20-25

  SUPPLEMENTARY INFORMATION

  Schedule of Selling and Administrative Expenses......................F 26




















                                                                           F 14

                                Bobby J. Hutton
                          Certified Public Accountant
                              4824 Courtside Drive
                              Fort Worth, TX 76133

            Report of Independent Registered Public Accounting Firm
            -------------------------------------------------------

The Board of Directors
Signal Advance, Inc.
2520 CR 81
Rosharon, TX  77583

We have reviewed the accompanying balance sheets of Signal Advance, Inc. (a Texas Corporation) as of June 30, 2013 and 2012, and the related statements of income and retained earnings (accumulated deficit), and cash flows for the interim six month periods ending June 30, 2013 and 2012. These interim financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our review.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A in the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.


Very truly yours,

/s/ Bobby J. Hutton

Bobby J. Hutton
Certified Public Accountant

Fort Worth, Texas
July 17, 2013




                                                                           F 15

                             Signal Advance, Inc.
                                Balance Sheets
                         As of June 30, 2013 and 2012
                                  (Unaudited)

                                              June 30, 2013     June 30, 2012
                                              -------------     -------------
ASSETS

 Current Assets
   Cash                                         $   24,219        $   20,050
                                               ------------      ------------
      Total Current Assets                          24,219            20,050


 Equipment (net accumulated depreciation)            4,834             6,694
   - Note D

 Long-term Investments                              21,438            21,438

 Available for Sale Securities - Note C                 13             1,500
                                               ------------      ------------
TOTAL ASSETS                                    $   50,503        $   54,682
                                               ============      ============

LIABILITIES & SHAREHOLDERS' EQUITY

 Current Liabilities
   Short Term Loans                                 81,337            36,281

      Total Current Liabilities                     81,337            36,281
                                               ------------      ------------
         Total Liabilities                      $   81,337        $   36,281
                                               ------------      ------------
 Shareholders' Equity

   Common stock - $0 par value,
     shares issued and outstanding:
       9,458,659, as of June 30, 2013
       8,241,409, as of June 30, 2012

   Paid-in Capital in excess of par              4,115,584         2,991,084

   Retained Earnings                            (3,057,720)       (2,876,929)

   Net Income                                   (1,088,698)          (95,753)
                                               ------------      ------------
      Total Shareholders' Equity                   (30,834)           18,401
                                               ------------      ------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY        $   50,503        $   54,682
                                               ============      ============


                  See Accompanying Notes and Accountant's Report           F 16

                             Signal Advance, Inc.
               Statements of Income and Expense Distribution
           Interim Six Month Periods Ended June 30, 2013 and 2012
                                  (Unaudited)


                                                 Jan-Jun '13      Jan-Jun '12
                                                -------------    -------------
 Ordinary Income/Expense

    Income                                       $     1,000      $     7,813
                                                -------------    -------------
    Gross Profit                                 $         0      $     7,813
                                                -------------    -------------

    Expense
      General, Selling and Administrative        $    24,733      $    18,101
      Intellectual Property                        1,020,333           31,588
      Professional Services                           28,301           28,800
      Research and Development                        15,000           22,500
      Depreciation                                     1,330            2,646
                                                -------------    -------------

        Total Expense                            $ 1,089,698      $   103,636
                                                -------------    -------------

Net Ordinary Income                              $(1,088,698)     $   (95,822)
                                                 ------------    -------------
Other Income (Expense)

   Long-Term Investment (Sch. K1)                          0               69
                                                -------------    -------------
      Net Other Income (Expense)                           0              (69)

Net Income                                       $(1,088,698)     $   (95,753)
                                                 ============     ============

















                  See Accompanying Notes and Accountant's Report           F 17

                             Signal Advance, Inc.
                            Statement of Cash Flow
              Interim Six Month Periods Ended June 30, 2013, 2012
                                 (Unaudited)

                                                  Jan-Jun '13      Jan-Jun '12
                                                 -------------    -------------
  OPERATING ACTIVITIES

    Net Income                                    $(1,088,698)     $   (95,753)

    Adjustments to reconcile Net Income
     to net cash provided by operations:

      Depreciation                                      1,330            2,646
      Non-Cash Expenses
       Intellectual property assigned in            1,000,000
          exchange for equity
       Services rendered in exchange for equity        55,000           44,500
                                                 -------------    -------------
  Net cash provided by Operating Activities       $   (32,368)     $  (168,607)


  INVESTING ACTIVITIES

    Fixed Assets (Cost/Basis)                          (1,557)            (453)
    Long-Term Investments                                   0              (69)
                                                 -------------    -------------
  Net cash provided by Investing Activities       $    (1,557)     $      (522)


  FINANCING ACTIVITIES

    Capital Investment (Sale of Common Stock)               0           58,250
    Short Term Loans                                   50,033            3,012
    Trade Payable                                           0         (120,000)
    Conversion of Trade Payable to Equity                   0          120,000
                                                 -------------    -------------
  Net cash provided by Financing Activities       $    50,033      $    61,262

  Net cash increase (decrease) for period              16,109           12,132

  Cash at beginning of period                           8,110           12,918
                                                 -------------    -------------
Cash at end of period                             $    24,219      $    25,050
                                                 =============    =============

Supplemental Disclosures
  Interest Expense                                      4,326            1,392
  Non-Cash Investment
     Conversion of trade payable to equity:                 0          120,000


                See Accompanying Notes and Accountant's Report             F 18

                             Signal Advance, Inc.
                Statement of Changes in Shareholders' Equity
                Interim Six Month Period ended June 30, 2013
                                 (Unaudited)


                   Common Stock     Additional  Net Other                   Total
                ------------------  Paid-in     Comprehensive  Accumulated  Shareholders'
                 Shares    Amount   Capital     Gain/(Loss)    Deficit      Equity
                --------- --------  ----------  -------------  -----------  -------------
Balance as of
Dec. 31, 2012   8,403,659            3,060,584       (24,918)  (3,032,803)         2,863
                ========= ========  ==+=======  =============  ===========  =============

Shares Issued   1,055,000       -    1,055,000             -            -      1,055,000

Net Other
Comprehensive
Gain (Loss)            -        -           -              -            -              -

Net Income(Loss)                                               (1,088,698)    (1,088,698)

Treasury Stock         -        -           -              -            -              -
                --------- --------  ----------  -------------  -----------  -------------

Balance as of
June 30, 2013   9,458,659            4,115,584       (24,918)  (4,121,501)       (30,835)
                ========= ========  ==========  =============  ===========  =============

























                 See Accompanying Notes and Accountant's Report            F 19

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization: Signal Advance, Inc. (the Company) is currently conducting operations. Signal Advance, Inc., incorporated in Texas on June 4, 1992, is an engineering product and procedure development and consulting firm focused on the application of emerging technologies for biomedical applications. The Company has significant experience in computer technology, distributed information systems, and data acquisition and analysis systems, as well as, medical education and medical-legal litigation support. The Company has focused its resources on the improvement of electrophysiological signal acquisition systems through the development and refinement of its proprietary "Signal Advance" technology which has potential application in a wide range of additional biomedical applications, as well as applications outside of biomedicine.

Impairment: The Company anticipates amortizing intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortized intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented (FASB ASC 350-30).

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates in Financial Statement Preparation: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's financial statements include amounts and all adjustments, that, in the opinion of management and based on management's best estimates and judgments, are necessary to make the financial statement not misleading. Actual results could differ from those estimates.

Available for Sale Securities: The Company holds certain investments that are treated as available-for-sale securities (FASB ASC 320-10-25) and stated at their fair market values. All investments are available for current operations and are classified as other assets in the balance sheet. Unrealized holding gains and losses are included as a component of other comprehensive income
(loss) until realized (FASB ASC 320-35-1). Realized gains and losses are determined by the specific identification method and are included in 'Other Income (Loss)' in the income statement.





     Accompanying Notes are an Integral Part of the Financial Statements   F 20

Research and Development: Research and development costs are expensed as incurred until technological feasibility can be determined (FASB ASC 730-10-25). Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval, marketability, licensing, lease, or sale when the net present value and useful life is able to be determined. Payments made to third parties subsequent to the aforementioned events will be capitalized. Amounts capitalized for such payments will be included in other intangibles, less the net of the accumulated amortization, once their useful lives can be determined.

Revenue Recognition: The Company revenues are generated by:

   1) Providing consulting services;
   2) Licensing intellectual property; and
   3) Providing consulting services to licensees to facilitate implementation.

Revenue is not recognized until it is realized or realizable and earned (FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, paragraphs 83-84). In accordance with ASC 605, 'Revenue Recognition,' the company recognizes as revenue the fees charged clients as referenced below because 1) persuasive evidence of an arrangement exists, 2) the fees charged as royalties and/or for services are substantially fixed or determinable during the period in which services are provided or royalties are collected, 3) the company and its clients understand the specific nature and terms of the agreed upon transactions, and 4) collect-ability is reasonable assured after services have been rendered, or according to a royalty payment schedule.

Consulting Revenue - The Company generates revenues by providing engineering, scientific and medical/legal consulting services. Services are charged at an hourly rate and clients are charged and revenue is recognized monthly.

License Revenue - As part of the Company's business model and as a result of the company's on-going investment in research and development, the company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. The typical license will call for a non-refundable initiation fee, escalating minimum royalties to be paid before a given product is marketed, and continuing royalties based on gross sales once marketing has begun, confirmed by annual audits. The license will also include a set amount of time for consulting. Licensees will also be required to participate in patent maintenance and defense.

Certain transfers of IP to third parties may be licensing/royalty-based, transaction-based, or other forms of transfer. Licensing/royalty-based fees involve transfers in which the company earns the income over time, as a lump-sum payment or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee's revenue). Accordingly, following delivery and or legal conveyance of rights to the aforementioned IP to the client, and following inception of the license term, revenue is recognized in a manner consistent with the nature of the transaction and the earnings process.

    Accompanying Notes are an Integral Part of the Financial Statements    F 21

Combined License/Consulting Revenue - in certain circumstances the license agreement will also include consulting services to facilitate the use of the Company's IP, in which case the arrangement may include multiple deliverables. If the client is dependent on the consulting services of the Company to bring value to the license then the license and consulting services will be con-sidered a single unit of accounting. If, however, the license has value to the client, independent of the consulting services provided by the Company, then each deliverable has value on a standalone basis. As such each delivered item or items shall be considered a separate unit of accounting (FASB ASC 605-25).

Alternatively, license terms may contain a citation of milestones of achievement by the licensee. Each milestone may be tied to an increase in the minimum royalty. For example, biomedical milestones may include completion of animal trials, submission and then approval of 510K applications or pre-market approval by the FDA. Each licensee pursuing a biomedical application will be expected to develop its own clinical data to secure such pre-market notification (510k) or approval. Under these circumstances, the deliverable, or unit of accounting, consideration may be contingent on the substantive achievement of one or more milestones. As such, revenue is recognized in its entirety in the period in which the milestone is achieved (FASB ASC 605-28).

The interim six month period ended June 30, 2013, the Company recognized no revenues. In the interim six month period ended June 30, 2012, the Company recognized $7,813 in revenue.

Property, Plant and Equipment: Fixed Assets (land, buildings and equipment) are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is provided using the Modified Accelerated Cost Recovery System (MACRS) method. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Income Taxes: The Company takes an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will assure full realization (FASB ASC
740). As of December 31, 2012, the Company recorded a valuation allowance that reduced its deferred tax assets to zero.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities can occur in the near term and that each change could materially affect the amounts reported in the financial statement.



    Accompanying Notes are an Integral Part of the Financial Statements    F 22

Going Concern: The Company is currently conducting operations. However, it has not yet generated sufficient operating revenue to fund its development activities to date. As such, the Company has relied on funding by the Company's President and the sale of its common stock. There is a substantial doubt that the Company will generate sufficient revenues in future years to meet its operating cash requirements. Accordingly, the Company's ability to continue operations in the short-term depends on its success in obtaining equity or debt 5financing in an amount sufficient to support its operations. This could raise doubt as to its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.


NOTE B - INTELLECTUAL PROPERTY

Intellectual property protection is being pursued for the specifically identifiable intellectual property (IP) termed Signal Advance technology. The following table lists the patent applications and issued patents and their respective status:

  Patent Office    Patent/Appl. No.     Status
  -------------    -----------------    ------------------
  United States    8452544              Issued May 2013
  China            ZL 200880015288.2    Issued Nov. 2012
  Europe           EP 08 75 4879.8      Under examination
  Mexico           MX/A/2009/00921      Not yet examined
  India            3465/KOLNP/2009      Not yet examined

Additional patent submissions related to specific applications, SA circuit configurations, and signal processing techniques to improve signal fidelity are being drafted.

The IP derives from an assignment of the IP in the form of a patent application filed with the USPTO as well as any patents which issue as a result of U.S. and related international patent applications.

  As ASSIGNEE, the Company is responsible for:

    1) funding and executing activities required for any regulatory approval, development, implementation and commercialization;
    2) introducing assigned products which incorporate the patent pending or patented technology to the commercial market;
    3) make its best efforts to: a) develop and market assigned products and services, and b) increase and extend the commercialization of assigned products, and,
    4) commence the advertising and marketing assigned products not later than 24 months following the granting of the patent






     Accompanying Notes are an Integral Part of the Financial Statements   F 23

The assignment was privately negotiated between the Company's president, Dr. Hymel (Assignor) and the remaining members of the board of directors for the Company (Assignee). Consideration to acquire the IP rights, in the form of equity (specifically 1,525,000 shares of SAI common stock, to date) was expensed as the assignment is considered a transaction between entities under common control (FASB ASC 805-50-30-5,6). The value of the common stock issued in exchange for the equity was based on the most recent private sales of stock (FASB ASC 505-50-30-6). A contingent payment is due on achievement of IP protection milestones by the Assignor, specifically, the issuance of the patent ($1.25M), payable in cash or equity at a price/share based on the share price in the most recent private offering or, if SAI common stock is trading publicly, and the prevailing market price. Any such contingent payments will also be expensed. However, per additional terms of the assignment, these payments are superseded if the value of the assignor's equity exceeds $3.5M. In addition, royalties are payable to Assignor on net sales and/or license fees as follows:
a) <$10M: 6%; b) $10-$25M: 8%, and c) >$25M: 10%. Assignor's remedy for non-
payment is the termination of the assignment.

The costs incurred in acquiring the assignment of the Signal Advance IP as well as the pursuit of domestic and international patent and trademark protection are expensed (included as "Intellectual Property" under expenses on the Statements of Income and Retained Earnings (Accumulated Deficit)) for the years ended December 31, 2012 and 2011, and for the interim six month period ended June 30, 2013. These costs inckude expenses to prepare and prosecute patent applications and protect the IP, include filing and issuance fees, fees for consultants, experts, advisors, patent attorneys, including foreign associates, patent appli-cations, claims and other amendments, responses to office actions, etc. Any patent infringement case may hinder the Company's ability to generate revenues.


NOTE C - AVAILABLE FOR SALE SECURITIES

Cost and fair value of available for sale securities (acquired Jan. 10, 2011) as of June 30, 2013 are as follows:

                                       Cost Gross  Gain(Loss)  Fair Value
                                       ----------  ----------  ----------
Equity Securities Available for Sale     $25,000     (24,987)     $13


NOTE D - EQUIPMENT

Property and equipment as of June 30, 2013 and 2012 are summarized as follows:

                                           June 30, 2013  June 30, 2012
                                           -------------  -------------
       Fixed Assets (Cost/Basis)               125,340        123,225
       Less: Accumulated Depreciation         (120,506)      (116,531)
       Net Book Value                       $    4,834     $    6,694

Depreciation expense in the interim six month periods ended June 30, 2013, 2012 were $1,330 and $2,646, respectively.

     Accompanying Notes are an Integral Part of the Financial Statements   F 24

NOTE E - INCOME TAXES

Operating Loss Carry-Forwards: As of June 30, 2013, the Company has a net operating tax loss carry-forward of $1,088,698. Other loss carry-forwards from previous periods may be offset against future federal income taxes. If not used, loss carry-forwards will expire as follows:

          Year    Operating Losses           Year     Operating Losses
          ----    ----------------           ----     ----------------
          2022          108,119              2028         1,443,756
          2023          104,123              2029           306,926
          2024          114,901              2030            32,146
          2025           52,988              2031           160,674
          2026          218,176              2032           179,372
          2027          256,471

Deferred Tax Asset: A valuation allowance was not recognized for the full amount of the deferred tax asset because, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Tax Depreciation: The Company uses the Modified Accelerated Cost Recovery System (MACRS) for depreciation of property for tax purposes.


NOTE F - TRADE PAYABLE

The President of the Company has provided on-going services in exchange for equity reflected by the trade payable. The conversion of the debt to equity in the company is at a conversion rate negotiated and approved by the Board of Directors.


NOTE G - FACILITIES LEASE

The Company currently leases office space, from its president, on a month to month based at a rate of $700 per month. The following is a schedule of future minimum payments for 4 years under the above operating lease as the year ended December 2012.
                         Year       Amount
                        ------     --------
                         2013      $ 8,400
                         2014        8,400
                         2015        8,400
                         2016        8,400
                                   --------
                Four Year Total:   $33,600

Rental expense amounted to $4,200 for the interim six month periods ended June 30, 2013 and 2012, respectively.



   Accompanying Notes are an Integral Part of the Financial Statements     F 25

                          SUPPLEMENTAL INFORMATION



                            Signal Advance, Inc.
         Schedules of General, Selling and Administrative Expenses
          Interim Six Month Periods Ended March 30, 2013 and 2012.



                                      Jan-Jun 2013  Jan-Jun 2012
                                      ============  ============

          Automobile Expense            $   3,085     $   1,122
          Bank Service Charges                 52            54
          Benefits                          1,522         4,683
          Dues and Subscriptions               45            35
          Insurance                           300           422
          Interest Expense                  4,326         1,392
          Maintenance and Repairs             504           332
          Marketing/Advertising               250           400
          Meals/Entertainment                 571           323
          Office Supplies                     401            76
          Postage and Delivery                135           160
          Rent - Note G                     4,200         4,200
          Taxes                                 0           100
          Telephone                           800         1,245
          Travel                            6,901         2,431
          Utilities                         1,641         1,125
                                       -----------   -----------

                                        $  24,733     $  18,101
                                       ===========   ===========



















              See Accompanying Notes and Accountant's Report              F 26